                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                   Under the Securities Exchange Act of 1934


                                   PP&L, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

              3.35% Series Preferred Stock (CUSIP No. 69349x-20-1) 4.40% Series Preferred Stock (CUSIP No. 69349x-30-0) 4.60% Series Preferred Stock (CUSIP No. 69349x-50-8) 5.95% Series Preferred Stock (CUSIP No. 69349x-80-5)
              6.05% Series Preferred Stock (CUSIP No. 69349x-70-6)
             6.125% Series Preferred Stock (CUSIP No. 69349x-87-0)
              6.15% Series Preferred Stock (CUSIP No. 69349x-60-7)
              6.33% Series Preferred Stock (CUSIP No. 69349x-86-2) 6.75% Series Preferred Stock (CUSIP No. 69349x-88-8)

--------------------------------------------------------------------------------
                (Title of Class of Securities and CUSIP Number)

                                John R. Biggar
                        Senior Vice President-Financial
                              PP&L Resources, Inc.
                             Two North Ninth Street
                              Allentown, PA 18101
                                 (610) 774-5151

          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 4, 1997
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                               PAGE 1 of 6 PAGES

                                  SCHEDULE 13D

---------------------------------------      ---------------------------------
 CUSIP No.    69349x-20-1, 69349x-30-0,      Page     2     of      6    Pages
 69349x-50-8, 69349x-80-5, 69349x-70-6,
 69349x-87-0, 69349x-60-7, 69349x-86-2,
 69349x-88-8
---------------------------------------      ---------------------------------
------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  PP&L Resources, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
           SC,AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
           Pennsylvania
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,406,891
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,406,891
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,406,891
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      82.4
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
            HC
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                                                               Page 3 of 6 Pages

Item 1.        Security and Issuer.
               -------------------

     This statement relates to the shares (the "Shares") of (i) 3.35% Series Preferred Stock, (ii) 4.40% Series Preferred Stock, (iii) 4.60% Series Preferred Stock, (iv) 5.95% Series Preferred Stock, (v) 6.05% Series Preferred Stock, (vi) 6.125% Series Preferred Stock, (vii) 6.15% Series Preferred Stock,
(viii) 6.33% Series Preferred Stock and (ix) 6.75% Series Preferred Stock, in each case par value $100 per share (collectively, the "Series Preferred Stock"), of PP&L, Inc. (formerly Pennsylvania Power & Light Company), a Pennsylvania corporation (the "Issuer"). The principal executive offices of the Issuer are located at Two North Ninth Street, Allentown, PA 18101-1179.


Item 2.        Identity and Background.
               -----------------------

     This statement is being filed by PP&L Resources, Inc., a Pennsylvania corporation ("Resources" together with PP&L, the "Companies").

     Resources is a holding company with headquarters in Allentown, Pennsylvania. Its subsidiaries include PP&L, which provides electricity delivery service in eastern and central Pennsylvania, sells retail electricity throughout Pennsylvania and markets wholesale electricity throughout the eastern United States; PP&L Global, Inc., an international independent power company; PP&L Spectrum, Inc., which markets energy-related services and products; Capital Funding, which engages in financing for Resources and its subsidiaries; H.T. Lyons, Inc., a heating, ventilating and air-conditioning firm; and McClure Company, a heating, ventilating and air-conditioning firm which Resources acquired on July 27, 1998.

     During the past five years, neither Resources nor PP&L, nor to the knowledge of Resources or PP&L, any of its directors or executive officers: (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.        Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

     Funds necessary to purchase the Series Preferred Stock were obtained by Resources through intercompany loans from PP&L. A portion of such financing was obtained by PP&L through the issuance by PP&L of a total of $250 million of "Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely company debentures" (Preferred Securities) by two Delaware statutory business trusts. The balance of such funding was obtained from PP&L's general corporate funds.

Item 4.        Purpose of Transaction.
               ----------------------

     The Shares were purchased by Resources pursuant to a tender offer (the "Offer") announced on March 3, 1997. Resources made the Offer because the purchase of the Shares pursuant to the terms of the Offer was an economically attractive opportunity for the Companies. Resources also felt that the Offer gave holders of the Series Preferred Stock an

                                                               Page 4 of 6 Pages

opportunity to sell their Shares at a price which reflected a premium over their market price without the usual transaction costs associated with a market sale.

     The purchase of the Shares pursuant to the Offer also provided Resources with the voting power necessary to effect certain amendments to PP&L's Articles of Incorporation or to obtain consents thereunder. Under PP&L's Articles of Incorporation, such consents may be effected by obtaining the consent (given by vote at a meeting held pursuant to notice containing a statement of such purpose) of (i) the holders of a majority of the number of shares of the 4 1/2% Preferred Stock then outstanding and (ii) the holders of a majority of the total number of shares of all Series Preferred Stock then outstanding (voting as a single class). Under PP&L's Articles of Incorporation, such amendments may be effected by obtaining the consent (given by vote at a meeting or by written consent) of (i) the holders of two-thirds of the number of shares of the 4 1/2% Preferred Stock then outstanding and (ii) the holders of two-thirds of the total number of shares of all Series Preferred Stock then outstanding (voting as a single class). Provisions of PP&L's Articles of Incorporation which the Companies may wish to amend or obtain consents under include, among other things, limitations on PP&L's ability to increase the authorized number of shares of 4 1/2% Preferred Stock or any Series Preferred Stock merge or consolidate with other corporations, issue unsecured debt, issue additional shares of the 4 1/2% Preferred Stock or any Series Preferred Stock and pay dividends on PP&L's common stock in the event that PP&L's common equity capitalization falls below specified levels. Such amendments and consents may be adverse to the unaffiliated holders of the Series Preferred Stock.

     Other than as described above, the Companies currently have no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (j) of Schedule 13D (although the Companies reserve the right to develop such plans).


Item 5.        Interest in Securities of Issuer.
               --------------------------------

     (a)-(b) As a result of the transactions described herein, Resources is the beneficial owner of 3,406,891 shares of PP&L's Series Preferred Stock, representing approximately 82.4% of the outstanding shares of the Series Preferred Stock. Resources has the sole power to vote and dispose of all such shares.

     As of the date of this filing, to the knowledge of the Companies, no shares of Series Preferred are beneficially owned by any of the persons named in
Schedule 1.

     (c) Except as stated in Item 4 above, there have not been any transactions in the Series Preferred effected by or for the account of the Companies or, to the knowledge of any of the persons named in Schedule 1, during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

                                                               Page 5 of 6 Pages

Item 6.   Contracts, Arrangements, Undertakings or Relationships with Respect to
          ----------------------------------------------------------------------
          Securities of the Issuer.
          ------------------------

     Except as set forth in response to Items 2, 3, 4 and 5 hereof, neither of the Companies, nor to the knowledge of any of their respective directors or executive officers, have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.        Material to Be Filed as Exhibits
               --------------------------------

Exhibit 1. Junior Subordinated Indenture, dated as of April 1, 1997, between PP&L, Inc. and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.1 to Registration Statement No. 333-20661).

Exhibit 2. Amended and Restated Trust Agreement, dated as of April 8, 1997, among PP&L, Inc., The Chase Manhattan Bank, as Property Trustee, Chase Manhattan Bank (Delaware), as Delaware Trustee, and
            John R. Biggar and James E. Abel, as Administrative Trustees (incorporated by reference to Exhibit 4.4 to Registration Statement No. 333-20661).

Exhibit 3. Guarantee Agreement, dated as of April 8, 1997, between PP&L, Inc. and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.6 to Registration Statement No. 333-20661).

Exhibit 4. Amended and Restated Trust Agreement, dated as of June 13, 1997, among PP&L, Inc., The Chase Manhattan Bank, as Property Trustee, Chase Manhattan Bank (Delaware), as Delaware Trustee, and
            John R. Biggar and James E. Abel, as Administrative Trustees (incorporated by reference to Exhibit 4.4 to Registration Statement No. 333-27773).

Exhibit 5. Guarantee Agreement, dated as of June 13, 1997, between PP&L, Inc. and The Chase Manhattan Bank, as Trustee (incorporated by reference to Exhibit 4.4 Exhibit 4.6 to Registration Statement No. 333-27773).

                                                               Page 6 of 6 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                         PP&L RESOURCES, INC.

                         By:  ________________________________________
                         Name:  John R. Biggar
                         Title: Senior Vice President-Financial
                                PP&L Resources, Inc. and PP&L, Inc.




Dated:  October 2, 1998